DogInn Inc.
1380 Lougar Ave.
Sarnia, Ontario N7S 5N7

June 16, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Ryan Houseal

Re:          DogInn Inc.
Registration Statement on Form S-1
Filed May 18, 2011
File No. 333-173438

Dear Mr. Houseal,

We are in receipt of your comment letter of June 10, 2011 and have filed an amendment to the S-1 which was originally filed April 11, 2011.

Risk Factors, page 5

General

1.  Risk factor added to page 6.

2.  Risk factor on page 8 revised

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

3.  Revised.

Description of Business

The Market, page 13

4.  Cites to third-party website addresses have been deleted.

Yours truly,

/s/ Thomas Bartlett

Thomas Bartlett
President